FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2021

Commission File Number: 001-12440

Enel Américas S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

SIGNIFICANT EVENT

Enel Américas S.A.

Securities Registration Record No. 175

Santiago, June 22, 2021

Ger. Gen. No. 18 /2021

Mr. Joaquín Cortez Huerta

Chairman

Financial Market Commission

Av. Libertador General Bernardo O’Higgins No. 1449

Santiago, Chile

Ref: Significant Event

Dear Sir,

In accordance with articles 9 and 10, paragraph two, under Securities Market Law No. 18,045, and as established under General Norm No. 30 of the Financial Market Commission (FMC) I, duly authorized, hereby inform you that as of yesterday Emgesa S.A. ESP and Codensa S.A. ESP, the Colombian subsidiaries of Enel Américas, as part of the new investment framework agreement that Enel Américas signed with Grupo Energía Bogotá SA ESP (GEB), its partner in said subsidiaries, and as informed in a Significant Event issued on January 29, 2021, called yesterday, June 21, a meeting of their respective Boards of Directors (Boards of Directors). In the corresponding sessions, the respective Boards of Directors will establish the calls for the General Shareholders´ Meetings that will discuss, among other matters, the approval of a quadruple merger by absorption, through which Emgesa S.A. ESP will become the “Absorbing Company” while Codensa S.A. ESP, Enel Green Power Colombia S.A.S., and ESSA2 S.p.A., all subsidiaries of Enel Américas, will become the “Absorbed Companies”.

The aforementioned merger will involve the integration of the Absorbed Companies into the Absorbing Company through the transfer of the assets of the former for the benefit of the latter, and the dissolution without liquidation of the Absorbed Companies. This way, the Absorbing Company shall be responsible, without any interruption, for all the liabilities of the Absorbed Companies, including, but not limited to, their labor liabilities.

Such merger shall be conditioned on the compliance of the following conditions, legal and contractual prerequisites: (i) Approval of the Merger by the General Shareholders' Meetings of the involved companies in accordance with their respective bylaws and the applicable laws of the respective jurisdictions; (ii) The approval on part of the holders of the ordinary bonds issued by Emgesa and Codensa under the conditions required by Colombian regulations and the respective issuance and placement prospects; and (iii) The authorization of the Colombian Regulator of Companies of Colombia (Superintendencia de Sociedades de Colombia).

The financial effects of the merger will be quantifiable once the corresponding shareholders' meetings of the participating companies have approved an exchange equation and the terms of the respective merger agreement.

Yours truly,

Maurizio Bezzeccheri

Chief Executive Officer

Enel Américas S.A.

cc.:         Banco Central de Chile (Central Bank of Chile)

Bolsa de Comercio de Santiago (Santiago Stock Exchange)

Bolsa Electrónica de Chile (Chilean Electronic Stock Exchange)

Banco Santander Santiago - Representante de Tenedores de Bonos (Local Bondholders Representative)

Depósito Central de Valores SA (Central Securities Depositary)

Comisión Clasificadora de Riesgo (Risk Classification Commission)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Américas S.A.

By: /s/ Maurizio Bezzeccheri
--------------------------------------------------

Title: Chief Executive Officer

Date: June 22, 2021